Suite 3120 - 666 Burrard Street Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
NYSE Amex – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No.  34  - 2010

November 8, 2010
FOR IMMEDIATE RELEASE

AURIZON AND AZIMUT DISCOVER MAJOR POLYMETALLIC PORPHYRY-TYPE MINERALIZATION (GOLD-SILVER-COPPER-TUNGSTEN) AT
REX SOUTH, NUNAVIK, QUEBEC

Vancouver, B.C. – Aurizon Mines Ltd. (“Aurizon”) is pleased to announce the discovery of a major gold-silver-copper-tungsten mineralized zone on the Rex South property in Nunavik, Northern Quebec.  Twenty (20) other significant mineralized prospects have also been identified on the property.

The main mineralized zone, which occurs in an area of significant outcrop exposure, has been recognized over a strike length of 3.3 kilometres and a width of 50 to 200 metres, and is open in all directions.  This zone, named the Augossan Zone, was identified during an initial exploration program conducted on the property this summer. The program was funded by Aurizon under the terms of an option agreement with Azimut Exploration Inc. (“Azimut”) announced on May 26, 2010.  Grab samples returned gold grades up to 23.3 g/t Au, silver grades up to 90.0 g/t Ag, copper grades up to 2.56% Cu and tungsten grades up to 0.93% W. Significant values in bismuth (up to 0.13% Bi), molybdenum (up to 0.11% Mo) and rubidium (up to 0.18% Rb) were also obtained.

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Aurizon considers the Augossan Zone to be a very attractive exploration target. An initial drilling program is planned for 2011.

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The Augossan Zone and several other significant prospects represent porphyry-type mineralization. This type of deposit is of considerable economic importance worldwide and includes many examples of world-class mines. Field observations at Rex South this summer indicate a very large exploration target, corresponding to a typical target size for this deposit type.

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The identification of porphyry-type mineralization is considered to be an exploration breakthrough for this large region of Northern Quebec.

Summary of results (see attached map)

The results for 1,079 rock grab samples out of a total of 1,162 have been received and are reported below. The results take into account all the analyzed samples, including those from unmineralized or poorly mineralized areas. The same results are subdivided by prospect in the appendix. It should be noted that grab samples are selective by nature and unlikely to represent average grades on the property.

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Gold: 134 samples returned grades higher than 0.1 g/t Au, including 30 samples with grades ranging from 1.0 g/t to 23.3 g/t Au

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Silver: 151 samples returned grades higher than 1.0 g/t Ag, including 39 samples with grades ranging from 10.0 g/t to 124.0 g/t Ag

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Copper: 125 samples returned grades higher than 0.1 % Cu, including 37 samples with grades ranging from 0.5% to 8.25% Cu

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Tungsten: 34 samples returned grades higher than 0.05 % W, including 24 samples with grades ranging from 0.1% to 0.99% W. This is the first time significant grades of tungsten have been found in Nunavik.

Aurizon Mines Ltd.
News Release – November 8, 2010
Aurizon And Azimut Discover Major Polymetallic Porphyry-Type Mineralization (Gold-Silver-Copper-Tungsten) At
Rex South, Nunavik, Quebec

Several areas also returned significant values for the following commodities:

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Bismuth: 39 samples with values ranging from 0.01% to 0.19% Bi

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Molybdenum: 30 samples with values ranging from 0.01% to 0.35% Mo

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Rubidium: 61 samples with values ranging from 0.05% to 0.18% Rb

Property Summary and Outlook

The Rex South property is located approximately 145 kilometres southeast of the Hudson Bay shoreline and the community of Puvirnituq. The property is 58 kilometres long by 20 kilometres wide in a NW-SE direction. It comprises 1,822 claims covering a surface area of 794 square kilometres, including 143 claims for which registration is pending from the Ministry of Natural Resources and Wildlife of Quebec. Aurizon can acquire an initial 50% interest in the project by performing $5.0 million in exploration work over a five (5)-year period, and an additional 15% interest upon delivery of a bankable feasibility study (see press release dated May 26, 2010).

Rex South is located in the Archean Minto Subprovince. The mineralized areas on the property – the Augossan Zone, the Fluo Zone, and the Le Breuil-N, Larissa and Kumo prospects – are considered porphyry-type targets associated with granitic intrusions, dykes and their surrounding host rocks. Other target types considered for the property are sediment-hosted gold-copper and volcanogenic massive sulphides.

Results of a property-scale airborne geophysical survey and a detailed lake-bottom sediment geochemical survey are pending.  Azimut and Aurizon will design a comprehensive follow-up exploration program when all pending results are received and interpreted.

Rock samples were assayed by ALS Chemex in Val-d’Or, Quebec, using an ICP method. Azimut was the operator of the program.  Field work was carried out by a joint Azimut-Aurizon exploration team under the direction of François Bissonnette, Azimut’s senior project geologist. This press release was prepared under the supervision of Martin Demers, P. Geo, Manager, Exploration, a Qualified Person as defined by National Instrument 43-101, who has also verified the data disclosed including sampling, analytical and test data.

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

Aurizon Mines Ltd.
News Release – November 8, 2010
Aurizon And Azimut Discover Major Polymetallic Porphyry-Type Mineralization (Gold-Silver-Copper-Tungsten) At
Rex South, Nunavik, Quebec

For further information, contact

AURIZON MINES LTD.
David Hall, President and C.E.O. Telephone: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932	Martin Bergeron, Vice President, Operations Telephone: (819) 874-4511 Fax: (819) 874-3391
Web Site: www.aurizon.com Email: info@aurizon.com
or

Renmark Financial Communications Inc.
1550 Metcalfe, Suite 502

Montreal, QC   H3A 1X6

Barry Mire: bmire@renmarkfinancial.com
Maurice Dagenais: mdagenais@renmarkfinancial.com
Media: Lynn Butler: lbutler@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717

FORWARD LOOKING STATEMENTS AND INFORMATION

This release and attached appendix contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities regulations in Canada and the United States (collectively, "forward-looking information"). The forward-looking information contained in this report is made as of the date of this report. Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information. Forward-looking information includes, but is not limited to, statements with respect to and the effects thereof, the entering into of a final agreement with Azimut, the timing and amount of estimated exploration expenditures, plans and budgets for and expected timing and results of future exploration work on the Rex South property. Forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable.  However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, the risk that actual results of exploration activities will be different than anticipated, that required supplies, equipment or personnel will not be available or will not be available on a timely basis or that the cost of labour, equipment or supplies will increase more than expected, that the future price of metals will decline, that the Canadian dollar will strengthen against the U.S. dollar, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of accidents, labour disputes and other risks generally associated with exploration, unanticipated delays in obtaining governmental approvals or financing or in the completion of exploration activities, as well as those factors and other risks more fully described in Aurizon's Annual Information Form filed with the securities commission of all of the provinces and territories of Canada and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

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Aurizon Mines Ltd.
News Release – November 8, 2010
Aurizon And Azimut Discover Major Polymetallic Porphyry-Type Mineralization (Gold-Silver-Copper-Tungsten) At
Rex South, Nunavik, Quebec

APPENDIX

Results according to prospect – Rex South Property, Nunavik, Quebec

To date, at least 29 prospects have been discovered on the Rex South property, including 8 previously reported historical occurrences (see Azimut press releases dated May 18, 2010 and December 4, 2009). At the scale of the property, 18 of these prospects define three (3) different mineralized trends as follows:

1)

The Augossan Trend is a 12-kilometres trend striking NW-SE with the following main areas:

Augossan Zone (138 rock samples, including  those from unmineralized sites)

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Gold: 0.1 to 23.3 g/t Au (39 samples)

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Silver: 1.0 to 90.0 g/t Ag (77 samples)

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Copper: 0.1 to 2.56% Cu (52 samples)

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Tungsten: 0.05 to 0.93% W (20 samples)

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Rubidium: 0.05 to 0.18% Rb (40 samples)

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Several samples also returned bismuth values up to 0.13% Bi and molybdenum up to 0.11% Mo

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A consistent envelope of mineralization was outlined with a minimum strike length of 3.3 kilometres and widths ranging from 50 to 200 metres; this envelope includes the historical Pointe-au-Gossan 1 & 2 prospects

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Historical best grades were 47.2 g/t Au and 50 g/t Ag (Pointe-au-Gossan 1), and 27.4 g/t Au, 31.5 g/t Ag and 5.1% Cu (Pointe-au-Gossan 2)

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Mineralization is in the form of disseminations and veinlets of pyrrhotite, chalcopyrite, pyrite, magnetite, local native copper, fluorite, molybdenite and arsenopyrite, hosted by sheared mafic metavolcanics, biotitic gneiss and aplitic/pegmatitic/granitic dykes

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Alteration is dominated by silicification, biotite, garnet, chlorite and locally cordierite.

Fluo Zone (157 rock samples, including those from unmineralized sites)

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Located 1.5 kilometres northwest and along strike from the Augossan Zone

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1.6 x 0.5 kilometre area of discontinuous but often mineralized outcrops

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Gold: 0.1 to 4.26 g/t Au (15 samples)

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Copper: 0.1 to 0.29% Cu (9 samples)

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Tungsten: 0.05 to 0.99% W (9 samples)

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Rubidium: 0.05 to 0.09% Rb (18 samples)

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Several samples also returned bismuth values up to 0.19% Bi, molybdenum up to 0.36% Mo, and tellurium up to 61 g/t Te

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Mineralization is in the form of pyrite and chalcopyrite disseminations and veinlets, quartz and magnetite veinlets, and disseminated molybdenite hosted by porphyritic fluorite-bearing granite.

Qalluviartuuq-NW: Re-sampling of this historical prospect yielded gold grades up to 6.3 g/t Au, silver up to 19.4 g/t Ag and copper up to 0.3% Cu.

Pegor (55 rock samples, including those from unmineralized sites)

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1.4 x 0.3 kilometres area of discontinuous mineralized outcrops

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Several samples returned gold values up to 1.89 g/t Au, silver up to 2.13 g/t Ag and copper up to 0.11% Cu

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Mineralization is in the form of pyrite, chalcopyrite and bornite disseminations, quartz veins and veinlets, hosted by mafic volcanics and paragneisses.

Aurizon Mines Ltd.
News Release – November 8, 2010
Aurizon And Azimut Discover Major Polymetallic Porphyry-Type Mineralization (Gold-Silver-Copper-Tungsten) At
Rex South, Nunavik, Quebec

2)

The Le Breuil Trend is an 11-kilometres trend striking NW-SE comprising the following areas:

Le Breuil-N: Several samples with gold values up to 0.74 g/t Au, silver up to 3.9 g/t Ag, copper up to 0.19% Cu and molybdenum up to 0.14% Mo. The samples were from sheared mafic volcanics with pegmatitic granitic dykes.

Qalluviartuuq-S: Several samples returned gold values up to 1.1 g/t Au, silver up to 24.9 g/t Ag, copper up to 0.67% Cu, and tungsten up to 0.23% W.

Ile-aux-Mulots 1 & 2: Historically reported mineralized samples from these two prospects included 26.0 g/t Ag, 2.34% Cu and 14.2% Zn (Ile-aux-Mulots 1), and 2.5 g/t Au, 25.9 g/t Ag and 1.8% Cu (Ile-aux Mulots 2). Re-sampling yielded anomalous gold (up to 0.28 g/t Au), silver (up to 4.6 g/t Ag), copper (up to 0.46% Cu) and zinc (up to 0.43% Zn). Mineralization is hosted by mafic and felsic volcanics and porphyritic dykes.

Qalluviartuuq-SW: Historically reported mineralized samples from this prospect included 1.2 g/t Au, 14.0 g/t Ag and 1.1% Cu. Re-sampling yielded anomalous gold (up to 0.67 g/t Au), silver (up to 4.5 g/t Ag) and copper (up to 0.49% Cu). Mineralization is hosted by mafic volcanics and paragneisses.

Anorthosite 1 & 2: Previously reported mineralized samples from this historical prospect included 33.0 g/t Au, 26.0 g/t Ag, 6.4% Cu and 0.18% Zn (Anorthosite 1), and 1.4 g/t Au and 0.53% Cu (Anorthosite 2). Re-sampling yielded mineralized values for gold (up to 6.4 g/t Au), silver (up to 10.4 g/t Ag) and copper (up to 1.6% Cu). Mineralization is hosted within a variably sheared feldspathic intrusion.

3)

The Larissa Trend is a 12-kilometres trend striking NW-SE comprising the following main prospects:

Larissa: Several samples returned silver values up to 8.5 g/t Ag, copper up to 2.1% Cu and cobalt up to 842 ppm Co. Mineralization is hosted by breccia veins containing pyrrhotite, pyrite, chalcopyrite and bornite within a felsic intrusion. Alteration was observed as veins of chlorite, epidote and magnetite.

Agaku 1 & 2: Several samples returned silver grades up to 7.5 g/t Ag and copper up to 1.97% Cu. The samples are associated with magnetite and magnetite-hematite veinlets in a granite (Agaku 1), or associated with cordierite and chlorite in a paragneiss (Agaku 2).

Agaku 3: Several samples returned silver grades up to 4.8 g/t Ag and copper up to 0.49% Cu. Mineralization is in the form of pyrite and chalcopyrite with minor bornite disseminations and quartz veinlets, hosted by granitic and pegmatitic facies.

Other new significant prospects, from north to south:

Kumo: 8 samples returned silver grades ranging from 11.0 to 124.0 g/t Ag and copper from 1.11% to 8.25% Cu; several samples yielded anomalous gold (up to 0.33 g/t Au), cobalt (up to 691 ppm Co), molybdenum (up to 0.14% Mo), rhenium (up to 0.50 g/t Re) and tellurium (up to 36.5 g/t Te).

Qalluviartuuq-N: 3 samples with gold grades up to 0.96 g/t Au, silver up to 31.4 g/t Ag, copper up to 6.64 % Cu, bismuth up to 0.11% Bi and tellurium up to 85.7 g/t Te.

Le Breuil-E 1 & 2: Several samples with gold grades up to 0.9 g/t Au, silver up to 15.6 g/t Ag, copper up to 1.8% Cu, and zinc up to 0.46% Zn.